AMENDMENT NO. 1 TO THE
CREDIT AGREEMENT

Dated as of August 21, 2009

AMENDMENT NO.1 TO THE CREDIT AGREEMENT (the "Amendment") among Nortek, Inc., a Delaware corporation (the "Specified U.S. Borrower"), Ventrol Air Handling Systems Inc., a Canadian corporation (the "Canadian Borrower" and, together with the Specified U.S. Borrower and each other Borrower from time to time party to the Credit Agreement referred to below, the "Borrowers"), the other Loan Parties party to the Credit Agreement referred to below, the banks, financial institutions and other institutional lenders parties to the Credit Agreement referred to below (collectively, the "Lenders") and Bank of America, N.A., as administrative agent (the "Agent") for the Lenders.

PRELIMINARY STATEMENTS:

(1)   The Borrowers, the Lenders and the Agent have entered into a Credit Agreement dated as of May 20, 2008, as amended, restated, amended and restated or otherwise modified prior to the date hereof, the "Credit Agreement"). Capitalized terms not otherwise defined in this Amendment have the same meanings as specified in the Credit Agreement.

(2)   The Borrowers and the Required Lenders have agreed to amend the Credit Agreement as hereinafter set forth.

SECTION 1.   Amendments to Credit Agreement. The Credit Agreement is, effective as of the date hereof and subject to the satisfaction of the conditions precedent set forth in Section 2, hereby amended as follows:

(a)   Section 1.01 is amended as follows:

(i)   The definition of "ABL Priority Collateral" is amended by substituting for the phrase "Revolving Facility Collateral" where it appears therein the phrase "Revolving Facility First Lien Collateral."

(ii)   The definition of "U.S. Borrowers" is amended by inserting after the phrase "Specified U.S. Borrower" where it appears therein the following: ", the Subsidiaries of the Specified U.S. Borrower listed on the signature pages to this Agreement as "Borrowers"."

(b)   Section 4.02 is amended by inserting in the second line of clause (a) thereof, immediately after the phrase "contained in Article V," the following: "(other than Section 5.18)."

(c)   Section 4.02 is further amended by adding to the end thereof a new subsection (f), to read as follows:

"(f)   The Administrative Agent shall have received and shall be satisfied with all such information as it shall have reasonably requested in order to confirm the Loan Parties' compliance with the proviso to Section 6.11."

(d)   Section 6.11 is amended by inserting the following language at the end thereof immediately before the period: "; provided that from and after July 24, 2009, such proceeds shall be used only to fund operating expenses and liabilities of the Specified U.S. Borrower's operating Subsidiaries who are Loan Parties and Subsidiaries of such Loan Parties that were incurred in the ordinary course of business and are due and payable at the time of such Credit Extension and, in the case of Letters of Credit, to provide credit support for the benefit of counterparties in transactions entered into by such operating Subsidiaries, or by the Specified U.S. Borrower primarily on behalf of such operating Subsidiaries (but which may also benefit the Specified U.S. Borrower and its other Subsidiaries), in the ordinary course of business".

(e)   Section 4 of Exhibit D is deleted in full.

SECTION 2.   Conditions of Effectiveness. This Amendment shall become effective as of (x) in the case of Section 1(e), May 20, 2008 and (y) in the case of the other provisions hereof, July 4, 2009 when, and only when, the Agent shall have received:

(a)   counterparts of this Amendment executed by each Loan Party and the Required Lenders or, as to any of the Lenders, advice satisfactory to the Agent that such Lender has executed this Amendment, and the applicable consent attached hereto executed by each Grantor;

(b)   the Agent shall have received, for the benefit of each Lender, a fee equal to 0.10% of the aggregate principal amount of such Lender's Revolving Credit Commitments; and

(c)   the Agent shall have received a certificate signed by a duly authorized officer of the Specified U.S. Borrower stating that:

(i)   the representations and warranties contained in Article V of the Credit Agreement (other than Section 5.18) are true and correct in all material respects (or in all respects in the case of any representations and warranties qualified by materiality) on and as of the date of such certificate, before and after giving effect to this Amendment, except to the extent that such representations and warranties specifically refer to an earlier date, in which case they shall be true and correct in all material respects (or in all respects in the case of any representations and warranties qualified by materiality) as of such earlier date and except that the representations and warranties contained in Sections 5.05(a) and

(b) of the Credit Agreement shall be deemed to refer to the most recent statements furnished pursuant to Sections 6.01(a) and (b) thereof, respectively; and

(ii)   no Default exists or would result from the effectiveness of this Amendment.

SECTION 3.   Reference to and Effect on the Loan Documents. (a) On and after the effectiveness of this Amendment, each reference in the Credit Agreement to "this Agreement", "hereunder", "hereof" or words of like import referring to the Credit Agreement, and each reference in the Notes and each of the other Loan Documents to "the Credit Agreement", "thereunder", "thereof" or words of like import referring to the Credit Agreement, shall mean and be a reference to the Credit Agreement, as amended by this Amendment.

(b)   The Credit Agreement, the Notes and each of the other Loan Documents, as specifically amended by this Amendment, are and shall continue to be in full force and effect and are hereby in all respects ratified and confirmed. Without limiting the generality of the foregoing, the Collateral Documents and all of the Collateral described therein do and shall continue to secure the payment of all Obligations of the Loan Parties under the Loan Documents, in each case as amended by this Amendment.

(c)   The execution, delivery and effectiveness of this Amendment shall not, except as expressly provided herein, operate as a waiver of any right, power or remedy of any Lender or the Agent under any of the Loan Documents, nor constitute a waiver of any provision of any of the Loan Documents.

SECTION 4.   Costs and Expenses. The Borrowers agree jointly and severally to pay on demand all costs and expenses of the Agent in connection with the preparation, execution, delivery and administration, modification and amendment of this Amendment and the other instruments and documents to be delivered hereunder (including, without limitation, the reasonable fees and expenses of counsel for the Agent) in accordance with the terms of Section 11.04 of the Credit Agreement.

SECTION 5.   Execution in Counterparts. This Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute but one and the same agreement. Delivery of an executed counterpart of a signature page to this Amendment by telecopier or in "pdf" or similar format by electronic mail shall be effective as delivery of a manually executed counterpart of this Amendment.

SECTION 6.   Governing Law. This Amendment shall be governed by, and construed in accordance with, the laws of the State of New York.

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WELLS FARGO FOOTHILL, LLC

By _[signature]_

Title: Vice President

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective officers thereunto duly authorized, as of the date first above written.

NORTEK, INC., as the Specified U.S. Borrower

By _____
      Name: Edward J. Cooney
      Title: Vice President and Treasurer

VENTROL AIR HANDLING SYSTEMS INC., as the Canadian Borrower

By _____
      Name: Edward J. Cooney
      Title: Vice President and Treasurer

AIGIS MECHTRONICS, INC.
BROAN-MEXICO HOLDINGS, INC.
BROAN-NUTONE LLC
BROAN-NUTONE STORAGE SOLUTIONS LP
CES GROUP, INC.
CES INTERNATIONAL LTD.
CLEANPAK INTERNATIONAL, INC.
ELAN HOME SYSTEMS, L.L.C.
GEFEN, INC.
GOVERNAIR CORPORATION
GTO, INC.
HC INSTALLATIONS, INC.
HOMELOGIC LLC
HUNTAIR, INC.
INTERNATIONAL ELECTRONICS, INC.
LINEAR H.K. LLC
LINEAR LLC
LITE TOUCH, INC.
MAGENTA RESEARCH LTD.
MAMMOTH-WEBCO, INC.
NILES AUDIO CORPORATION
NORDYNE INC.
NORDYNE INTERNATIONAL, INC.
NORTEK INTERNATIONAL, INC.
NUTONE, INC.
OMNIMOUNT SYSTEMS, INC.
OPERATOR SPECIALTY COMPANY, INC.
PACIFIC ZEPHYR RANGE HOOD, INC.
PANAMAX INC.
RANGAIRE GP, INC.
RANGAIRE LP, INC.
SECURE WIRELESS, INC.
SPEAKERCRAFT, INC.
TEMTROL, INC.
WDS LLC
XANTECH CORPORATION
ZEPHYR CORPORATION

as a Borrower

By Edward J Cooney
Name: Edward J. Cooney
Title: Vice President and Treasurer

(of entity listed or as an officer of the managing member, sole member or general partner)

[Signature Page to Amendment No. 1 to Credit Agreement]

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BANK OF AMERICA, N.A.,
as Agent and as Lender

By _____
    Title: Vice President

U.S. GUARANTOR CONSENT

Dated as of August 21, 2009

The undersigned, as Guarantor under the U.S. Guaranty (the "Guaranty") and Grantor under the U.S. Security Agreement, each dated as of May 20, 2008 (the "Security Agreement") in favor of the Agent, for its benefit and the benefit of the Lenders party to the Credit Agreement referred to in the foregoing Amendment, hereby acknowledges that it has derived and continues to derive substantial direct and indirect benefit from the transactions contemplated by the Loan Documents and hereby consents to such Amendment and confirms and agrees that (a) notwithstanding the effectiveness of such Amendment, each of the Guaranty and the Security Agreement is, and shall continue to be, in full force and effect and is hereby ratified and confirmed in all respects, except that, on and after the effectiveness of such Amendment, each reference in the Guaranty or the Security Agreement to the "Credit Agreement", "thereunder", "thereof" or words of like import shall mean and be a reference to the Credit Agreement, as amended by such Amendment , and (b) the Collateral Documents to which such Grantor is a party and all of the Collateral described therein do, and shall continue to, secure the payment of all of the Secured Obligations (in each case, as defined in the Security Agreement).

NORTEK, INC.,
as Guarantor

By ____________________
Name: Edward J. Cooney
Title: Vice President and Treasurer

[Signature Page to U.S. Guarantor Consent to Amendment No. 1 to Credit Agreement]

AIGIS MECHTRONICS, INC.
BROAN-MEXICO HOLDINGS, INC.
BROAN-NUTONE LLC
BROAN-NUTONE STORAGE SOLUTIONS LP
CES GROUP, INC.
CES INTERNATIONAL LTD.
CLEANPAK INTERNATIONAL, INC.
ELAN HOME SYSTEMS, L.L.C.
GEFEN, INC.
GOVERNAIR CORPORATION
GTO, INC.
HC INSTALLATIONS, INC.
HOMELOGIC LLC
HUNTAIR, INC.
INTERNATIONAL ELECTRONICS, INC.
LINEAR H.K. LLC
LINEAR LLC
LITE TOUCH, INC.
MAGENTA RESEARCH LTD.
MAMMOTH-WEBCO, INC.
NILES AUDIO CORPORATION
NORDYNE INC.
NORDYNE INTERNATIONAL, INC.
NORTEK INTERNATIONAL, INC.
NUTONE, INC.
OMNIMOUNT SYSTEMS, INC.
OPERATOR SPECIALTY COMPANY, INC.
PACIFIC ZEPHYR RANGE HOOD, INC.
PANAMAX INC.
RANGAIRE GP, INC.
RANGAIRE LP, INC.
SECURE WIRELESS, INC.
SPEAKERCRAFT, INC.
TEMTROL, INC.
WDS LLC
XANTECH CORPORATION
ZEPHYR CORPORATION

as a Guarantor

By _____Edward J. Cooney_____
Name: Edward J. Cooney
Title: Vice President and Treasurer

(of entity listed or as an officer of the
managing member, sole member or
general partner)

[Signature Page to U.S. Guarantor Consent to Amendment No. 1 to Credit Agreement]

CANADIAN GUARANTOR CONSENT

Dated as of August 21, 2009

The undersigned, as Guarantor under the Canadian Guarantee (the "Guaranty") and Grantor under the Canadian Security Agreement, each dated as of May 20, 2008 (the "Security Agreement") in favor of the Agent, for its benefit and the benefit of the Lenders party to the Credit Agreement referred to in the foregoing Amendment, hereby acknowledges that it has derived and continues to derive substantial direct and indirect benefit from the transactions contemplated by the Loan Documents and hereby consents to such Amendment and confirms and agrees that (a) notwithstanding the effectiveness of such Amendment, each of the Guaranty and the Security Agreement is, and shall continue to be, in full force and effect and is hereby ratified and confirmed in all respects, except that, on and after the effectiveness of such Amendment, each reference in the Guaranty or the Security Agreement to the "Credit Agreement", "thereunder", "thereof" or words of like import shall mean and be a reference to the Credit Agreement, as amended by such Amendment , and (b) the Collateral Documents to which such Grantor is a party and all of the Collateral described therein do, and shall continue to, secure the payment of all of the Secured Obligations (in each case, as defined in the Security Agreement).

BROAN-NUTONE CANADA INC.
INNERGY TECH INC.
VENMAR CES, INC.
VENMAR VENTILATION INC.
VENMAR VENTILATION (H.D.H.) INC.

as a Guarantor

By ______________________________
Name: Edward J. Cooney
Title: Vice President and Treasurer

[Signature Page to Canadian Guarantor Consent to
Amendment No. 1 to Credit Agreement]